

April 17, 2015

Steven Earles
Chief Executive Officer
Eastside Distilling, Inc.
1805 SE Martin Luther King Jr. Boulevard
Portland, Oregon 97214

> **Re:** **Eastside Distilling, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 8, 2015**
> **File No. 333-202033**

Dear Mr. Earles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis…, page 35

The Acquisition of Eastside Distilling, LLC, page 35

1.   Please disclose any material relationship between Eurocan Holdings Ltd. and its affiliates and Eastside Distilling LLC and its affiliates prior to the execution of the agreement and plan of merger. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and the particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Liquidity and Capital Resources, page 37

2.   We note your response to our prior comment 9 and disclosure on page 38 regarding the $150,000 loan between Eurocan Holdings Ltd. and Eastside Distilling, LLC on June 13, 2014. Please also provide disclosure about the $150,000 non-interest bearing, unsecured, demand loan from Crystal Falls LLC to Eurocan Holdings, Ltd. made on the same date. Disclose any relationship between the parties to the loans and the role of Crystal Falls LLC in the reverse merger transaction. Disclose why Eurocan Holdings Ltd. took out a loan to provide the loan to Eastside Distilling, LLC. Explain the business purpose of structuring the loans in this manner. Explain why the loan from Crystal Falls LLC was amended to add new terms including interest, conversion rights, a maturity date and a pre-payment penalty. Also explain why the promissory note from Eastside Distilling, LLC was stated to be convertible when it was non-convertible and why the original demand note references Crystal Falls LLC, but the amended note now refers to Crystal Falls Investment LLC. Lastly, explain why your disclosure under "Convertible Promissory Note" on page 30 appears to state that the convertible promissory note between Eurocan Holdings and Eastside Distilling was amended, rather than the demand note between Eurocan Holdings and Crystal Falls.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Acquisition, page F-12

3.   Please expand your disclosure either here or in another footnote to disclose the impact on your financial statements of the spinoff of MWWD.

Note 8. Income Taxes, page F-14

4.   Please tell us your basis for your disclosure that at December 31, 2014, you had federal and state net operating loss carryforwards (NOLs) of approximately $367,000 and $366,000, respectively, to offset against future income for federal and state tax purposes. We note that these probably related to Eurocan and may be affected by the change in control resulting from the merger.

Exhibit 5.1 – Legal Opinion

5.   The third paragraph of counsel's opinion appears to qualify counsel's expertise to opine on Nevada law. Please provide an unqualified opinion on the legality of the shares being registered under Nevada law. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

Steven Earles
Eastside Distilling, Inc.
April 17, 2015
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Greg Carney
        Indeglia & Carney, LLP